Everest Properties
155 N. Lake Ave., #1000
Pasadena, CA 91101
Tel: (626) 585-5920
Fax: (626) 585-5929

                                November 3, 2004
                                                   Via Facsimile: (202) 942-9638
                                                         and submitted via EDGAR

Celeste M. Murphy
Office of Mergers and Acquisitions
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0303

         Re: Boston Financial Qualified Housing Tax Credits L.P. II Schedule TO-T filed October 13, 2004, by Everest Housing Investors 2, L.P. and Everest Properties, Inc.
                  File No. 5-80085

Dear Ms. Murphy:

     This letter  responds to the  Staff's  comments  conveyed in your letter of
October  22,  2004.   Numbered  paragraphs  below  correspond  to  the  numbered paragraphs in your letter.

     1. While we do not agree that the litigation relates to the tender offer as described in Item 1011(a)(5), in response to the comment the offer has been amended in "Certain Information Concerning the Purchaser - Prior Acquisitions of Units and Prior Contacts." We are also providing with the faxed copy of this letter a copy of the substantive pleadings filed to date.

     2. In response to the comment, the offer has been amended in the bullet point identified in the comment.

     3. The phrase "prior Partnership passive losses have not been utilized" is one of the assumptions listed in the bullet point identified in the comment; it does not purport to be a statement of fact.

     4. We acknowledge the Staff's position expressed in the comment.

     5. Please be advised that "more than 3,000 Units have been Properly Tendered" is correctly stated in the offer; that clause is not meant to refer only to units tendered by holders who have not selected the "All or None" option.

     6. We acknowledge the Staff's position expressed in the comment.

     7. We strongly disagree with the Staff's position that a bidder is required to make the disclosures requested by this comment; there is no obligation that a bidder explain in such great detail its analysis and methods for setting an offer price. The Staff is requesting bidders to disclose their proprietary business methods, which is not appropriate nor is it necessary for unit holders to make a reasonably informed decision. We believe Exchange Act Release No. 34-43069 substantially exceeded the scope of Rule 14(e) and really represents an attempt to create new disclosure rules that only the Commission have the authority to adopt, especially on this point. In no other type of arm's length business transaction is one side required to disclose its opinion of value to the other side. In addition, the comment even substantially exceeds the recommendations set forth in the Release.

     We have amended "Determination of Offer Price" to respond to the comment as an expedient under the particular circumstances of the current offer, but we do not intend to imply any acceptance of the Staff's position on this issue and we reserve our right not to make comparable disclosure in the future. Please also note that we did no valuations of the issuer or estimates of fair market value of its property.

     8. We did not receive any information of the type described in the Staff's comment. The only non-public information we received from the issuer and its general partner and affiliates is the outdated property-level financial statements described in our previous letter to you dated October 13, 2004, and a spreadsheet that we assume is that to which the issuer referred in its Schedule 14D-9, which provides no additional useful data. As we previously explained, the information we received is entirely insufficient to make any estimate of the value of the issuer or its Units because critical data remains unknown, such as the preferential rights to distributions of income or capital among the partners of the local limited partnerships, which would be essential to understanding what the Partnership might receive in a liquidation of the local limited partnerships or their assets.

     9. We confirm that the Purchaser and its affiliates have no plan to make successive and/or periodic offers as described in the comment or otherwise, and have no intention to seek to acquire a controlling interest.

     10. As noted in the offer paragraph cited in the comment, "[i]t is not possible for Purchaser to determine how many Units may be purchased because only the General Partner will know the number of Units that have been transferred in all other transactions prior to the expiration of the Offer." We believe that if the general partner knew that the offer, if fully subscribed, would exceed the 50% limit, the general partner would be obligated to disclose such fact in its
Schedule 14D-9 and to state its intentions. The Schedule 14D-9 contains no such disclosure. Because the units of the issuer are extremely illiquid, it is highly improbable that the 50% limit would be reached in any given 12-month period; and in our experience we have never seen a third-party tender offer cause that to occur in publicly-registered partnerships like the issuer. We have amended "Limitations on Resales" to state such belief and rationale. Further, we commit to extend the offer if necessary to ensure that ten business days would remain if the general partner subsequently informs us that a limitation on resales will be effected in a manner to reduce the number of units that can be purchased in the offer.

     Closing paragraphs: We acknowledge the Staff's positions expressed in the closing paragraphs of the comment letter.

     We are filing an amendment concurrently with this letter. We do not believe that the amendment materially changes the information already provided to the Unit Holders. Please contact the undersigned if you have any questions regarding our responses to the Staff's comments and to advise us if the Staff has any further comments.

                                    Very truly yours,

                                    /S/ Christopher K. Davis
                                    ------------------------
                                    Christopher K. Davis
                                    Vice President and General Counsel


CKD:ckd
Enclosures with fax copy